Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions)	2008	2007	2006	2005	2004
Consolidated Pretax Income from Continuing Operations	$193	$279	$328	$339	$366
Fixed Charges (per below)	158	155	140	119	119
Interest Capitalized	(1)	(1)	—	—	—

Earnings	$350	$433	$468	$458	$485

Interest and Other Financial Charges	$154	$151	$138	$118	$118
Interest Portion of Rental Expense	4	4	2	1	1

Fixed Charges	$158	$155	$140	$119	$119

Ratio of Earnings to Fixed Charges	2.2	2.8	3.3	3.8	4.1